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                                                              EXHIBIT (8)(c)(ii)



                          [MORGAN STANLEY LETTERHEAD]




September 1, 1998


Kemper Investors Life Insurance Company
1 Kemper Drive
Long Grove, Illinois 60049
Attention:  Mr. Philip D. Meserve


Dear Meserve:

As you know, we have entered into a participation agreement (the "Participation Agreement") among Morgan Stanley Universal Funds, Inc. (the "Fund"), Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd, LLP, and Kemper Investors Life Insurance Company (the "Company"), dated September 1, 1998, providing for the purchase by the Company of shares of the Fund for its separate accounts to fund variable life insurance contracts and variable annuity contracts.

The Company will provide certain administrative services which benefit the Fund and its portfolios and result in cost savings to them, including, but not limited to, the following:

a) aggregate allocation, transfer, and liquidation orders of the separate accounts;

b) print and mail to owners of variable contracts copies of the Fund's prospectuses and other materials that the Fund is required by law or otherwise to provide to its shareholders, but that the Company is not otherwise required to provide to owners of variable contracts;

c) provide financial consultants with advice with respect to inquiries related to the Fund's portfolios (not including information about performance or related to sales); and

d) provide such other administrative support for the Fund as mutually agreed to by us and the Company, to the extent permitted or required under applicable statutes.

In consideration of the anticipated administrative expense savings resulting to the Fund from the various fund-related administrative services that the Company will provide, we will pay to the Company, during the term of the Participation Agreement, an annual fee of .18% of the assets invested in the then offered portfolios of the Fund under the variable annuity contracts and
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variable life insurance policies sold by the Company (excluding all assets invested during the guarantee (free look) periods available under the contracts).

We acknowledge that the fund-related administrative services to be provided by the Company are ones for which we, or our affiliates, as investment advisers and administrators to the Fund, would otherwise bear the cost directly. Further, our payments to the Company relate to cost savings resulting from administrative services only and do not constitute payment in any manner for administrative services provided by the Company to the separate accounts or to the variable contracts, for investment advisory services or for costs of distribution of the variable contracts or of shares of the portfolios, and that these payments are not otherwise related to investment advisory or distribution services or expenses.

Payment will be made on a quarterly basis during the month following the end of each quarter.

If you agree to the foregoing, please sign the enclosed copy of this letter and return it to Stefanie Chang at Morgan Stanley Asset Management Inc., 1221 Avenue of the Americas, New York, New York 10020.


Sincerely,


Morgan Stanley Asset Management Inc.

By: /s/ Marna C. Whittington
   -----------------------------------
         Name:  Marna Whittington
         Title: Managing Director

Miller Anderson & Sherrerd, LLP

By: /s/ Marna C. Whittington
   -----------------------------------
         Name:  Marna Whittington
         Title: Authorized Signatory

AGREED

Kemper Investors Life Insurance Company

By: /s/ Otis R. Heldman
   -----------------------------------
         Name:  Otis R. Heldman
         Title: Marketing Officer